Exhibit 99.1

Bit Origin Limited Intends to Lease 1,000 Mining Spots with Three Megawatts of Mining Power

New York, June 6, 2022 (GLOBE NEWSWIRE) – Bit Origin Limited (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in crypto mining business with diversified expansion strategies, today announced that the Company has entered into a Letter of Intent (“LOI”) with Your Choice 4 CA, Inc.(“YCI”), a U.S. based data center operator managed by 1024 Capital LLC(“1024 Capital”), to lease 1,000 mining spots with three Megawatts(“MW”) of mining power in Marion, Indiana. The potential lease agreement is expected to increase productivity of approximately 12.66 BTCs per month for the Company when all miners are deployed in mid-June 2022 as scheduled.

Pursuant to the LOI, YCI agrees to provide Bit Origin with 1,000 hosting spots, providing approximately 100 PH/s at full capacity. The Company expects to enter into a definitive agreement in the coming days. As the transaction proceeds, the Company will publicly disclose required information either through press releases or SEC filings, as appropriate.

Mr. Tony Lin, Managing Director of 1024 Capital commented, “We are very delighted that Bit Origin selected us as its potential hosting service provider. We look forward to further collaborating with Bit Origin and anticipate that the cooperation will be a start of our long-term and mutually beneficial relationship.”

Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company, commented, “1024 Capital is an industry leader in data center operation, and we are excited to expand our Bitcoin mining capacity with this strategic partner. The LOI marks the first step of our cooperation. Leveraging their deep expertise in data center operation and our extensive mining resources worldwide, we expect to further explore cooperation opportunities with 1024 Capital in the future and look forward to establishing a miner alliance in North America.”

About Your Choice 4 CA, Inc. and 1024 Capital LLC

Your Choice 4 CA, Inc. is a US based data center operator managed by 1024 Capital LLC. 1024 Capital LLC is a US based integrated service provider covering energy development, mining site construction, operation & maintenance, founded by a professional team featuring seasoned crypto mining operator and venture capitalist.

About Bit Origin Limited

Bit Origin Limited, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in crypto mining business. The Company is also actively deploying blockchain technologies, alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Limited

Erick W. Rengifo

Phone: +1-347-556-4747
Email: ir@bitorigin.io

Investor Relations Contact

Ms. Tina Xiao, President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com